貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

April 23, 2007

Our ref: 32201000-000001

By Hand

Securities a
SEC Headq
100 F Stree
Washingto
U.S.A.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 18, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip / Ingrid Ling

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on April 18, 2007

1. Announcement of 2006 Final Results Announcement by the Company, released on April 23, 2007.

2. Announcement of Amendments to the Articles of Association by the Company, released on April 23, 2007.

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

2006 FINAL RESULTS ANNOUNCEMENT

The board of directors (the "Board" or the "Directors") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company" or "Jin Jiang Hotels") is pleased to announce the final results of the Company and its subsidiaries (together, the "Group"), for the year ended 31 December 2006 and the comparative figures for the year ended 31 December 2005.

2006 was a remarkable year in the historical development of the Group. The Company was listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 15 December 2006 and became the first stock with hotel concept of the People's Republic of China (the "PRC" or "Mainland China") in Hong Kong's capital market. The international placement and Hong Kong public offering achieved outstanding results and was warmly welcomed by international investors.

The Company is pleased to announce that the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2006 increased to RMB334.9 million (RMB 9.97 cents per share) from RMB312.8 million (RMB 9.48 cents per share) in the last year.

The consolidated net asset value increased to RMB7,133.2 million as at 31 December 2006 from RMB4,237.5 million as at 31 December 2005 and the Group's total debts to total assets ratio decreased to 19.3% as at 31 December 2006 from 21.3% as at 31 December 2005.

The Board proposed to declare a final dividend of RMB 2.6 cents per share for the year ended 31 December 2006 to shareholders of the Company whose names appear in the register of members of the Company on Wednesday, 16 May 2007.

Subject to approval of the shareholders at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on Friday, 29 June 2007.

SELECTED CONSOLIDATED FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH HKFRS

Consolidated Income Statement
For the year ended 31 December 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Revenue	4	**3,030,488**	2,807,670
Cost of sales	5	**(1,897,257)**	(1,730,194)
Gross profit		**1,133,231**	1,077,476
Other income		**144,629**	64,226
Selling and marketing expenses	5	**(139,996)**	(130,484)
Administrative expenses	5	**(503,535)**	(413,695)
Other expenses		**(37,923)**	(34,144)
Operating profit		**596,406**	563,379
Finance costs		**(84,581)**	(37,228)
Share of results of associates		**83,949**	56,333
Profit before income tax		**595,774**	582,484
Income tax expense	6	**(150,095)**	(168,330)
Profit for the year		**445,679**	414,154
Attributable to:			
Equity holders of the Company		**334,908**	312,836
Minority interests		**110,771**	101,318
		445,679	414,154
Earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB cents per share) — basic and diluted	7	**9.97**	9.48
Dividends	8	**145,162**	146,140

Consolidated Balance Sheet

As at 31 December 2006

	Note	As at 31 December 2006 RMB'000	As at 31 December 2005 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment		**4,449,956**	3,999,533
Land use rights		**1,061,427**	1,021,828
Intangible assets		**18,911**	18,947
Investments in associates		**347,278**	285,943
Available-for-sale financial assets		**296,307**	283,633
Deferred income tax assets		**17,280**	14,815
Long-term bank deposits		**23,426**	48,421
		6,214,585	5,673,120
Current assets			
Inventories		**49,241**	50,864
Trade and other receivables	*9*	**318,752**	316,289
Other financial assets at fair value through profit or loss		—	2,322
Restricted cash		**78,679**	68,292
Long-term bank deposits due within 12 months		**23,426**	—
Cash and cash equivalents		**3,516,893**	832,916
		3,986,991	1,270,683
Total assets		**10,201,576**	6,943,803
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital/capital		**4,565,000**	724,254
Reserves			
— Proposed final dividend		**118,690**	—
— Others		**1,457,613**	2,612,063
		6,141,303	3,336,317
Minority interests		**991,902**	901,211
Total equity		**7,133,205**	4,237,528

		As at 31 December	
	Note	**2006**	2005
		RMB'000	*RMB'000*
LIABILITIES			
Non-current liabilities			
Borrowings		**1,272,763**	1,071,727
Deferred income tax liabilities		**212,304**	200,685
		1,485,067	1,272,412
Current liabilities			
Trade and other payables	*10*	**792,885**	782,098
Dividends payable		—	146,140
Income tax payable		**94,196**	100,532
Borrowings		**696,223**	405,093
		1,583,304	1,433,863
Total liabilities		**3,068,371**	2,706,275
Total equity and liabilities		**10,201,576**	6,943,803
Net current assets/(liabilities)		**2,403,687**	(163,180)
Total assets less current liabilities		**8,618,272**	5,509,940

1 GENERAL INFORMATION

The Company formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment & Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the PRC by converting its paid-in capital and reserves of Renminbi ("RMB") 3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

On 14 December 2006 and 18 December 2006, totally 1,265,000,000 ordinary shares of RMB1 per share were issued by the Company and listed on the Main Board of the Stock Exchange through a public offer in Hong Kong and an international placing. Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316–318, No. 24, Yang Xin Road East, Shanghai, the PRC.

The Group is principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

2 BASIS OF PRESENTATION

Pursuant to several group reorganising transactions (the "Reorganisation") equity interests in 2005 and 2006, Jin Jiang International and its subsidiaries (other than the Group) transferred their equity interests in certain subsidiaries (the "Transfer-in Companies"), jointly controlled entities and associates which engaged in Hotel Related Businesses, to the Group. Moreover, the Group acquired an aggregate of 10.14% equity interest in Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development"), including 8.07% equity interest from other state-owned enterprises under the administration and control of Shanghai SASAC. Before the Reorganisation, the Company directly held 42.32% equity interest of Jin Jiang Hotels Development.

The Group, the Transfer-in Companies and Jin Jiang Hotels Development are under common control of Shanghai SASAC both before and after the Reorganisation. The transfer of equity interests in the Transfer-in Companies and the acquisition of the 8.07% equity interests in Jin Jiang Hotels Development are therefore regarded as common control combinations and accounted for using the principles of merger accounting in accordance with the Accounting Guideline No. 5 — "Merger Accounting for Common Control Combination" issued by the Hong Kong Institute of Certificated Public Accountants (the "HKICPA"). Financial statements of the Transfer-in Companies and Jin Jiang Hotels Development are included in the Group's consolidated financial statements as if the combinations had occurred from the date when these companies first came under the control of Shanghai SASAC.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets and financial assets at fair value through profit or loss.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The accounting policies adopted are consistent with these as described in the Accountants' Report as set out in the Company's Prospectus dated 30 November 2006.

The following new standards, amendments to standards and interpretations are mandatory for financial year ended 31 December 2006.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 1 & 6 (Amendments)	First-time Adoption of International Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

The adoption of the above new standards, amendments to standards and interpretations did not have any significant impacts to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The directors anticipate that adoption of these standards, amendments to standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Agreements

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

TURNOVER AND SEGMENT INFORMATION

During the years ended 31 December 2006 and 2005, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels;

(2) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties;

(3) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties; and

(4) Restaurants: operation of fast food or upscale restaurants and related investments.

Other businesses of the Group mainly include intra-group financial services, training and education and moon cake production businesses.

(a) Turnover

The Group's revenue which represents turnover for the year ended 31 December 2006 is as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Star-rated hotel operation		
— Accommodation revenue	**1,413,622**	1,355,077
— Food and beverage sales	**770,476**	660,722
— Rendering of ancillary services	**134,714**	133,458
— Rental revenue	**104,368**	101,854
— Sales of hotel supplies	**42,534**	34,295
	2,465,714	2,285,406
Jin Jiang Inn Budget Hotels	**430,298**	334,900
Star-rated hotel management	**38,342**	36,683
Restaurants	**49,210**	89,738
Others	**46,924**	60,943
	3,030,488	2,807,670

(b) Primary reporting format — business segments

Year ended 31 December 2006

	Star-rated hotel operation *RMB'000*	Jin Jiang Inn Budget Hotels *RMB'000*	Star-rated hotel management *RMB'000*	Restaurants *RMB'000*	Others *RMB'000*	Group *RMB'000*
External sales	2,465,714	430,298	38,342	49,210	46,924	3,030,488
Inter-segment sales	89,520	14,706	55,232	—	53,771	213,229
Total gross segment sales	2,555,234	445,004	93,574	49,210	100,695	3,243,717
Operating profit	466,973	44,868	50,852	12,880	20,833	596,406
Finance costs						(84,581)
Share of results of associates	21,323	—	(219)	67,025	(4,180)	83,949
Profit before income tax						595,774
Income tax expense						(150,095)
Profit for the year						445,679
Segment assets	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
Investments in associates	93,488	—	653	243,723	9,414	347,278
Total Assets	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
Total Liabilities	2,297,995	467,782	29,389	6,093	267,112	3,068,371
Capital expenditure	481,259	475,156	1,147	10,234	2,224	970,020
Depreciation	280,853	53,859	318	3,916	1,878	340,824
Amortization of land use rights	22,694	2,119	—	—	154	24,967
Amortization of intangible assets	316	173	—	105	25	619
Impairment of property, plant and equipment	9,906	—	—	—	—	9,906
Write-down/(reversal of write-down) inventories	296	(383)	—	—	—	(87)
Impairment of trade and other receivables	1,898	175	86	24	7	2,190

Year ended 31 December 2005

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
External sales	2,285,406	334,900	36,683	89,738	60,943	2,807,670
Inter-segment sales	76,892	6,421	53,789	—	33,346	170,448
Total gross segment sales	2,362,298	341,321	90,472	89,738	94,289	2,978,118
Operating profit	406,007	51,404	51,633	18,520	35,815	563,379
Finance costs						(37,228)
Share of results of associates	17,170	—	(103)	43,525	(4,259)	56,333
Profit before income tax						582,484
Income tax expense						(168,330)
Profit for the year						414,154
Segment assets	4,634,552	1,152,995	221,767	155,116	493,430	6,657,860
Investments in associates	71,524	—	920	206,941	6,558	285,943
Total Assets	4,706,076	1,152,995	222,687	362,057	499,988	6,943,803
Total Liabilities	2,118,077	284,072	31,599	11,562	260,965	2,706,275
Capital expenditure	1,536,405	347,223	482	4,707	1,206	1,890,023
Depreciation	269,182	30,749	209	5,979	2,766	308,885
Amortization of land use rights	12,795	2,529	—	—	737	16,061
Amortization of intangible assets	287	26	—	205	6	524
(Reversal of)/provision for impairment of property, plant and equipment	(1,513)	—	—	500	—	(1,013)
Impairment of available-for-sale financial assets	3,230	—	—	—	—	3,230
Write-down of inventories	394	—	—	—	—	394
Provision for/(reversal of) impairment of trade and other receivables	2,098	27	(62)	1	1,284	3,348

Unallocated costs which mainly represent corporate expenses are included in the segment of "Others".

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities. Corporate borrowings are included in the segment of "Others".

Capital expenditure comprises additions to property, plant and equipment, land use rights and intangible assets, including additions resulting from acquisition through business combinations.

(c) Secondary reporting format — geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

5 EXPENSES BY NATURE

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analyzed as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Cost of inventories sold	**466,080**	465,461
Employee benefit expense	**834,647**	737,556
Utility cost and consumables	**300,637**	261,254
Sales tax and real estate tax expenses	**202,298**	188,271
Operating leases		
— machinery	**1,487**	920
— land and buildings	**51,740**	48,039
	53,227	48,959
Auditors' remuneration	**6,674**	3,393
Depreciation of property, plant and equipment	**340,824**	308,885
Amortization of land use rights	**24,967**	16,061
Amortization of intangible assets	**619**	524
Repairs and maintenance	**45,657**	61,781
Provision for/(reversal of) impairment of property, plant and equipment	**9,906**	(1,013)
Provision for impairment of available-for-sale financial assets	**—**	3,230
(Reversal of write-down)/write-down of inventories	**(87)**	394
Provision for impairment of trade and other receivables	**2,190**	3,348

6 INCOME TAX EXPENSE

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Mainland China current income tax ("EIT")	**155,200**	160,575
Hong Kong profits tax	**86**	220
Deferred income tax	**(5,191)**	7,535
	150,095	168,330

Provision for Mainland China EIT is calculated based on the statutory income tax rate of 33% on the assessable income of Group companies operating in Mainland China during the years ended 31 December 2006 and 2005 as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

The Company was subject to the statutory income tax rate of 33% for the year ended 31 December 2005. After its move of tax registration to Shanghai Pudong New Area on 19 January 2006, it was approved to be entitled to the preferential income tax rate of 15% from 1 January 2006.

Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Shanghai New Asia Café Coral Company Limited, Jin Jiang International Hotel Management Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the years ended 31 December 2006 and 2005.

Hong Kong profits tax is provided at a rate of 17.5% (2005: 17.5%) on the estimated assessable profits of Group's subsidiary in Hong Kong during the year ended 31 December 2006.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of 33% in Mainland China as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Profit before income tax	**595,774**	582,484
Tax calculated at a tax rate of 33%	**196,605**	192,220
Effect of different taxation rates	**(14,666)**	(9,237)
Income not subject to tax	**(9,439)**	(9,197)
Expenses not deductible for tax purposes	**3,565**	4,519
Tax losses for which no deferred income tax assets were recognized	**10,479**	13,163
Utilization of previous unrecognized tax losses	**(8,695)**	(4,548)
Effect of share of profit tax of associates	**(27,754)**	(18,590)
Income tax expense	**150,095**	168,330

7. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year adjusted for as if 3,300,000,000 ordinary shares issued at 11 January 2006 upon conversion of the Company into a joint stock limited company had been outstanding since 1 January 2005.

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Profit attributable to equity holders of the Company	**334,908**	312,836
Weighted average number of ordinary shares in issuance *(thousands)*	**3,360,575**	3,300,000
Basic earnings per share *(RMB cents per share)*	**9.97**	9.48

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

8 DIVIDENDS

The dividends paid in 2006 were RMB172,612,000, including a final dividend of RMB146,140,000 declared in 2005 and an interim dividend of RMB26,472,000 declared in 2006 (2005: nil). The rates of dividends and the number of shares ranking for dividends are not presented as such information is not considered meaningful.

A dividend in respect of the year ended 31 December 2006 of RMB 2.60 cents per share, amounting to a total dividend of RMB118,690,000, is proposed by the Board at the meeting on 20 April 2007. These financial statements do not reflect this dividends payable.

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Dividends declared	**26,472**	146,140
Dividends proposed	**118,690**	—
	145,162	146,140

9 TRADE AND OTHER RECEIVABLES

	At 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade receivables	**67,188**	65,820
Less: provision for impairment of trade receivables	**(6,374)**	(9,760)
Trade receivables — net	**60,814**	56,060
Amounts due from related parties	**102,125**	181,623
Prepayments and deposits	**75,686**	46,621
Receivables on disposal of property, plant and equipment and land use rights	**—**	1,774
Loans to third parties	**3,756**	12,214
Receivables on partial disposal of equity interest in a subsidiary	**55,748**	—
Others	**26,349**	30,770
Less: provision for impairment of other receivables	**(5,726)**	(12,773)
Other receivables — net	**257,938**	260,229
	318,752	316,289

The majority of the Group's sales in its Hotel Related Businesses are retail sales and no credit terms are granted. For certain corporate customers and travel agency customers of the Group's Hotel Related Businesses, the sales are made with credit terms from 30 to 90 days generally. Aging analysis of trade receivables at respective balance sheet dates are as follows:

	At 31 December	
	2006	2005
	RMB'000	*RMB'000*
Current to 3 months	**55,119**	52,123
3 months to 1 year	**5,986**	5,044
Over 1 year	**6,083**	8,653
	67,188	65,820

10 TRADE AND OTHER PAYABLES

	At 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade payables	**100,434**	91,722
Payables for purchases of property, plant and equipment	**96,356**	80,330
Amounts due to related parties	**88,263**	165,765
Salary and welfare payables	**195,179**	153,110
Other taxes payable	**52,772**	59,461
Accrued expenses	**65,532**	8,271
Advances from customers and buyers	**100,526**	104,871
Deposits from lessees and constructors	**48,027**	41,468
Others	**45,796**	77,100
	792,885	782,098

Aging analysis of trade payables at respective balance sheet dates are as follows:

	At 31 December	
	2006	2005
	RMB'000	*RMB'000*
Current to 3 months	**93,002**	76,940
3 months to 1 year	**4,521**	6,117
Over 1 year	**2,911**	8,665
	100,434	91,722

11 COMMITMENTS

(a) Capital commitments

Capital expenditure of the Group at 31 December 2006 but not yet incurred is as follows:

	At 31 December	
	2006	2005
	RMB'000	*RMB'000*
Acquisition of property, plant and equipment		
— contracted but not provided for	**321,668**	82,367

(b) Operating lease commitments

The Group leases various premises, offices and machinery under non-cancellable operating lease agreements. The lease expenditure expensed in the consolidated income statement during the year ended 31 December 2006 is disclosed in note 5.

Leases with different lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

The future aggregate minimum lease payments of the Group under non-cancellable operating leases are as follows:

	At 31 December	
	2006	2005
	RMB'000	*RMB'000*
Not later than 1 year	**77,378**	58,076
Later than 1 year and not later than 5 years	**316,523**	315,816
Later than 5 years	**972,465**	535,494
	1,366,366	909,386

12 EVENTS AFTER THE BALANCE SHEET DATE

(a) The merger through absorption of Changjiang Securities Co., Ltd. by Shijianzhuang Refining & Chemical Co., Ltd.

According to the announcement made by Shijianzhuang Refining & Chemical Co., Ltd. ("SRCC", a company listed in Shenzhen Stock Exchange) on 23 January 2007, its board of directors approved a proposal of merging Changjiang Securities Co., Ltd. ("Changjiang Securities") through absorption.

The Group originally held 150,000,000 shares, being 7.5% of equity interest in Changjiang Securities. Before the merger proposal, 7,500,000 shares were reserved by the Group for contribution to a share incentive scheme for the employees of Changjiang Securities, the implementation of which was pending for approval.

Pursuant to the merger proposal, the remaining 142,500,000 shares held by the Group will be converted into 102,637,789 shares of SRCC, representing 6.13% of its total equity interest. Meanwhile, as part of the merger proposal, the Group and other current shareholders of Changjiang Securities commit to transfer certain SRCC shares to SRCC's public A share shareholders to implement the share merger reform of SRCC. After this reform, the Group will eventually hold 100,637,463 shares of SRCC, representing 6.01% of its total equity interest.

The implement of the merger is pending for the approval of national supervision and administration departments. Up till the date of this report, the transaction has not commenced.

(b) Application of new PRC China enterprise income tax law

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the new "CIT Law"). The new CIT Law reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008. The new CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date that these financial statements are approved for issue, detailed measures concerning these items has yet to be issued by the State Council. Consequently, the Group is not in a position to assess the impact, if any, to the carrying value of deferred tax assets and liabilities as at 31 December 2006. The Group will continue to evaluate the impact as more detailed regulations are announced.

BUSINESS OVERVIEW

The Group is principally engaged in star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation, and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. As at 31 December 2006, the Group's hotels in operation and under development, including: (i) hotels managed and owned (wholly or partially) by the Group, (ii) hotels owned (wholly or partially) by the Group but managed by third parties, (iii) hotels owned by third parties but managed or where management contracts had been secured by the Group and (iv) hotels owned by third parties but granted franchises by the Group, amounted to 277 hotels with approximately 54,000 rooms in total.

The Group sets out below its financial information for the year ended 31 December 2006 as compared with 2005:

	2006		2005	
		Percentage		Percentage of
	RMB million	**of turnover**	*RMB million*	turnover
Star-rated Hotel Operation	**2,465.7**	**81.4%**	2,285.4	81.4%
Jin Jiang Inns Budget Hotels	**430.3**	**14.2%**	334.9	11.9%
Star-rated Hotel Management	**38.3**	**1.2%**	36.7	1.3%
Restaurants	**49.2**	**1.6%**	89.8	3.2%
Others	**47.0**	**1.6%**	60.9	2.2%
Total	**3,030.5**	**100%**	2,807.7	100%

SEGMENTAL TURNOVER & OPERATING COST

Hotel Operation

The following table sets out the Group's turnover attributable to the Group's star-rated hotel operation analysed by business segment for the year ended 31 December 2006 compared with 2005:

	2006		2005	
	RMB million	**Percentage of turnover**	*RMB million*	Percentage of turnover
Star-rated Hotel Operation	**2,465.7**	**81.4%**	2,285.4	81.4%
— Accommodation revenue	**1,413.6**	**46.7%**	1,355.1	48.3%
— Food and beverage sales	**770.5**	**25.4%**	660.7	23.5%
— Rendering of ancillary services	**134.7**	**4.5%**	133.5	4.7%
— Rental revenue	**104.4**	**3.4%**	101.9	3.7%
— Sales of hotel supplies	**42.5**	**1.4%**	34.2	1.2%

Accommodation revenue

Turnover was mainly driven by occupancy rate and average daily rate of the Group's hotels. The accommodation revenue of star-rated hotel operation for the year ended 31 December 2006 was RMB1,413.6 million, increased by 4.3% compared to 2005. The major reasons are as follows:

(i) Room revenue per available room ("RevPAR") increased as a result of higher occupancy rate compared to 2005.

(ii) Cathay Garden of Jin Jiang Hotel has completed its renovation in the second half of 2005, which increased about 20,000 available rooms in 2006, on a year-on-year basis.

(iii) The Group acquired 50% and 35% equity interests in Shanghai Hua Ting Hotel and Towers Co., Ltd. and Kunlun Hotel respectively in March 2005, and further acquired 57% and 12.5% equity interests in Shanghai New Garden Hotel and Kunlun Hotel respectively in March 2006 and in April 2006 respectively. Such acquisitions contributed an incremental accommodation revenue of RMB66.8 million to the Group in 2006 compared to 2005.

F&B Sales

The Group's food and beverage sales ("F&B Sales") comprise primarily of catering for weddings and conferences, room services for guests and other sales in bars and restaurants. Turnover for the year ended 31 December 2006 of RMB770.5 million was driven by the occupancy rate of the Group's hotels and the popularity of their bars and restaurants. This increase of 16.6% compared with 2005 was mainly contributed by increased wedding banquets and the improvement of the bars and restaurants of the Group's hotels. Most Mainland Chinese believe that 2006 was an auspicious year for marriage, and therefore the average price of wedding banquet per table increased by approximately 10% as compared to 2005.

The income from rendering of ancillary services mainly represents the turnover generated from business center, gift shop, telephone, laundry service, broadband internet, entertainment and other guest services. The ancillary services income for the year increased by RMB1.2 million to RMB134.7 million in 2006, which was mainly due to higher occupancy rate.

Rental revenue

Turnover was generated from the leasing of space at the Group's hotels for shops, showcase and other purposes. The increase was mainly due to the increase in rent and additional lease agreements entered into during 2006.

Sales of hotel supplies

Turnover comprised guest amenities and hotel supplies. The increases were contributed by improved sales to franchise Jin Jiang Inn Budget Hotels.

Jin Jiang Inn Budget Hotels

The Group was one of the first hospitality service providers to enter the budget hotel sector in the PRC and has built the brand name of "Jin Jiang Inn" into one of the leading budget hotel brands in the PRC. Jin Jiang Inn Budget Hotels are limited-services hotels which are simple but tastefully decorated. Jin Jiang Inn Budget Hotels are more affordable and prices are designed to fit the budget of the general public in the PRC. The Group believes that its Jin Jiang Inn Budget Hotels can best cater for the accommodation needs of domestic business travellers and the middle management of large domestic enterprises. The room revenue divided by rooms in use ("ADR") and occupancy rate of budget hotels are relatively stable as compared to star-rated hotels. Accommodation revenue of Jin Jiang Inn Budget Hotels is mainly driven by occupancy rate and ADR. Turnover of Jin Jiang Inn for the year ended 31 December 2006 amounted to RMB430.3 million, which was RMB95.4 million or 28.5% more compared to 2005. The increase was mainly attributable to (1) increased RevPAR from eight new Jin Jiang Inns opened in 2005 and 14 new Jin Jiang Inns opened in 2006; and (2) the increase in initial franchise fees and ongoing franchise fees received from franchisees in consideration for the licence of brand name rights and the provision of technical and management services.

Star-rated Hotel Management

The gross segment sales of star-rated hotel management in 2006 was RMB93.6 million, increased by 3.4%. Such external sales was RMB38.3 million, increased by 4.4%. "Revenue" represented the management fee received from hotel management services provided to star-rated hotels not owned by the Group. The slight increase was mainly due to the elimination adjustments in consolidation as most of the hotels were already owned by the Group. The major increase was contributed by the improved managed hotels' performance under northern regional office.

Restaurants

Revenue of restaurants was mainly derived from fast food chain restaurants, namely New Asia Café de Carol and an up-scale restaurant, namely the Chinoise Story. The former was regarded as a jointly controlled entity of the Group and its results were proportionately consolidated into the financial

statements of the Group. New Asia Café de Coral commenced to be an associated company effective from 1 July 2006. As a result, revenue of restaurants for the second half of the year only represented the revenue of the Chinoise Story which commenced operation in June 2006.

Others

Apart from hotel operation and restaurants investment, the Group also engages in other businesses including provision of inter-group financial services through Jin Jiang International Finance Company Limited ("Jin Jiang International Finance"), training and education and moon cake production business. This segment of revenue decreased by RMB14.0 million as a result of reduced contribution to turnover from external financing service after Jin Jiang International Finance ceased to provide financing service to the members of Jin Jiang International on 31 March 2005, while inter-segment financing services increased.

Cost of Sales

The cost of sales for the year ended 31 December 2006 and 2005 were RMB1,897.3 million and RMB1,730.2 million, respectively. The increase was mainly due to increased turnover following acquisitions and expanded services by star-rated hotels and Jin Jiang Inn, and includes the increase of business tax and levies, food and beverage expenses, depreciation and amortization costs, energy expenses and labour cost.

Gross Profit

Due to the above reasons, the Group recorded a gross profit of RMB1,133.2 million in 2006, representing an increase of RMB55.7 million or 5.2% compared with year 2005.

Other Income

Other Income consists of dividend receivable from KFC in Suzhou, Wuxi and Hangzhou. In addition, the amount includes a disposal gain of 45% equity interest in Jiu Long Hotel. During the year, there was a government subsidy of RMB8.8 million received by the Group and a disposal gain of land use rights of RMB11.7 million.

Selling and Marketing Expenses

This item of expense represents labour cost, travel agents commission and advertising expenses. During 2006, labour cost was reduced due to the non-consolidation of New Asia Café de Coral in the financial statements. Travel agent commission, advertising expenses and TV channel expenses increased in line with increased business volume in 2006. Commission paid by hotels also increased, including the effect of consolidation of Kunlun Hotel since April 2005. TV channel expenses increased mainly due to new channels introduction in Jin Jiang Tower and Galaxy Hotel.

Administrative Expenses

Labour cost for 2006 increased by RMB40.5 million. Pre-operating expenses incurred for Wuhan Jin Jiang International Hotel Co., Ltd ("Wuhan Jin Jiang") and Jin Jiang Inn amounted to RMB6.1 million. Provision for impairment of fixed assets for Peace Hotel, Peace Palace Hotel and Jin Jiang Inn amounted to RMB10.7 million. The increase is also attributable to the increase of decoration expenses, stationery expenses, audit fee and consultation fee.

Other Expenses

The Group's other expenses primarily consist of bank charges and loss on disposal of property, plant and equipment.

Consolidated Operating Profit

	2006		2005	
		Percentage		Percentage of
	RMB million	of turnover	*RMB million*	turnover
Star-rated Hotel Operation	**467.0**	**15.4%**	406.0	14.5%
Jin Jiang Inn Budget Hotel	**44.9**	**1.5%**	51.4	1.8%
Star-rated Hotel Management	**50.9**	**1.7%**	51.6	1.8%
Restaurants	**12.8**	**0.4%**	18.5	0.7%
Others	**20.8**	**0.7%**	35.9	1.3%
	596.4	**19.7%**	563.4	20.1%

Finance Cost

This item represents interest expenses for the Group's bank borrowings and other borrowings. The interest expenses in 2006 have increased significantly as the Group drew down bank loans for the acquisition of land use rights and repayment of advances from Jin Jiang International in late 2005. The capitalized interest expenses for the construction of Jin Jiang Inn Budget Hotels and Wuhan Jin Jiang Hotel have been deducted from the finance cost.

Share of Results of Associated Companies

This item represents share of results of Shanghai Kentucky Fired Chicken Company Limited and The Yangtze Hotel Limited, which are associated companies of the Group. The increase in balance was mainly contributed by improved business operation of Shanghai KFC during 2006.

Taxation

The effective tax rate was 25.2% for the year ended 31 December 2006. The decrease was mainly due to the lower tax rate of 15% for Peace Palace Hotel and Jin Jiang Tower following their conversion as branch companies of the Company and increased share of results from associates.

Net Profit for the Year

As a result of the factors described above, net profit in 2006 was RMB445.7 million, compared with RMB414.2 million in 2005, increased by RMB31.5 million or 7.6%.

Minority Interests

Minority interests mainly represent the net profit of Jin Jiang Hotels Development and Jin Jiang Inn for the year ended 31 December 2006, multiplied by the respective equity interests held by third party shareholders. The increase of minority interests in 2006 was mainly due to increased profit generated by Jin Jiang Hotels Development in 2006.

Fixed assets

The Group held equity interests in 122 hotels as at 31 December 2006. Properties of the Group have already been revalued by American Appraisal China Limited during initial public offering in December 2006 but were nevertheless stated at original cost in the balance sheet.

Capital Structure

As at 31 December 2006, Company's outstanding borrowings amounted to RMB1,969.0 million, including loans denominated in RMB, amounting to RMB1,925.4 million and loans denominated in US$, amounting to approximately US$5.6 million (equivalent to approximately RMB43.6 million). The loan ratio of fixed interest rate was approximately 97.8%.

Gearing Ratio

As at 31 December 2006, the Group's gearing ratio (i.e., the ratio of total debt over total assets) was 19.3%, which is lower than the 21.3% for 2005. The lower gearing ratio was mainly attributable to substantial cash balances at the balance sheet date representing proceeds from the H Shares issued in connection with the listing of H Shares of the Company on 15 December 2006 (the "Listing").

Foreign Exchange Risk and Hedging

The Group mainly operates in Mainland China and most of the Group's transactions, assets and liabilities are denominated in RMB. Foreign currencies are however required to settle payments for the Group's purchases of equipment from overseas suppliers and certain expenses. Foreign currencies are also received from overseas customers and part of the cash proceeds from the issue of H Share are kept in HK$. The Group's cash and cash equivalents and borrowings as at 31 December 2006 and 2005 included foreign currencies denominated in either US$ and HK$.

As at 31 December 2006 and 2005, the Group has not used any forward contracts, currency borrowings, or other means to hedge its foreign currency exposure. The exchange rates for RMB against US$ and HK$ have been stable. However, in the event of a substantial appreciation of RMB against US$ in the future, it may in turn adversely affect the operating results of the Group.

RMB is not freely convertible into other foreign currencies. Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

PROJECTS UNDER DEVELOPMENT, ACQUISITION AND REDEPLOYMENT OF ASSETS

The Group has put forward a major renovation plan to upgrade Jin Jiang Tower. The renovation started from the fourth quarter of year 2006 and the entire project is expected to be completed by 2008. The renovation is an entire upgrade of the property so that it will become a leading Luxury Hotel in the Group's hotel portfolio. The Company plans to commit RMB160 million to this project. The renovation will progress in phases in order to minimize the negative impact to the hotel's daily operation. It is expected the average daily rate will increase substantially from the current level after the completion of renovation.

On 16 April 2007, the Group and Fairmont Hotel Inc. entered into an equity joint venture contract in respect of the establishment of an equity joint venture company, whereby it was agreed that a Sino-foreign equity joint venture named "Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd" (the "Jin Jiang Fairmont") shall be formed with a registered capital of US$500,000 (equivalent to HK$3.9 million) and a total investment of US$700,000 (equivalent to HK$5.5 million). The Group and Fairmont Hotel Inc. shall each contribute US$250,000 (equivalent to HK$2.0 million) or 50% of the registered capital. The equity joint venture shall have a term of 20 years. The scope of operation of Jin Jiang Fairmont shall be the provision of on-site management service which meets the required standards for hotel operations.

The contract is pending the approval of relevant authorities and Jin Jiang Fairmont shall be established on the date of the issuance of its business licence.

Jin Jiang Fairmont shall manage Peace Hotel after its renovation.

Peace Hotel was closed in April 2007 in order to undergo complete renovation which is initially expected to take approximately two years, and the actual duration might be subject to adjustment depending on the progress of the project.

On 16 April 2007, the Group and The Swatch Group (Hong Kong) Ltd entered into a cooperative joint venture contract in respect of the establishment of a cooperative joint venture company, whereby it was agreed that a Sino-foreign cooperative joint venture named "Shanghai Swatch Art Centre Co, Ltd" (the "CJV") shall be formed with a total investment of US$40 million (equivalent to HK$312.6 million) and a registered capital of US$20 million (equivalent to HK$156.3 million). The Group and The Swatch Group Hong Kong Ltd shall contribute US$2 million (equivalent to HK$15.6 million) or 10% of the registered capital and US$18 million (equivalent to HK$140.7 million) or 90% of the registered capital, respectively. The CJV shall have a term of 30 years. The scope of operation of the CJV shall comprise retail, wholesale, repair and maintenance, after-sales services, exhibition, restaurant, accommodation, property leasing, business consultancy (pending final approval of scope by the relevant authorities and operating in compliance with the permit where a permit is required).

The contract is pending the approval of relevant authorities and the CJV shall be established on the date of the issuance of its business licence.

The CJV shall lease Peace Palace Hotel from the Company and renovate it into an art centre and a flagship store of international brandname watches.

The Group invested approximately RMB475.2 million in 2006 on construction of 19 new Jin Jiang Inns, with about 3,300 rooms, in major cities, such as Beijing, Tianjin, Shanghai, Wuhan, Guangzhou, Nanjing and Guilin. It covers three municipality cities directly under the PRC central government and six provinces to significantly strengthen market penetration to build up a solid foundation to attract more franchise contracts in future.

The Group owns 75.03% equity interests in Wuhan Jin Jiang, which is expected to be opened in 2007. The hotel is an entirely new hotel of the Group with 400 guestrooms, which will become the flagship hotel in the middle region of the Group's strategic layout plan in Mainland China.

Current and Future Acquisitions

The Company acquired 40% equity interests in Jiangsu Nanjing Hotel, which is under the management of the Group. The Group plans to acquire one to two star-rated hotels in north-western or southern China to realize the Group's strategic layout plan in Mainland China. The expected source of fund can be internally financed through operation and/or borrowings. The Company currently applies a flexible approach to acquisition of future projects to ensure adequate funding.

Redeployment of Assets

The Group entered into an agreement to dispose of 45% equity interests in Jiu Long Hotel to Shanghai Greenland Commercial (Group) Co., Ltd. on 15 November 2006. The Group plans to further dispose of certain equity interest in Jiu Long Hotel in 2007.

CORPORATE STRATEGIES

The Company has adopted various strategies to support long term development, namely strategic redeployment of hotel assets, expansion of the budget hotels, upgrade of Landmark Hotels, reinforcement of brand strategies, enhancement of hotel management standards and leadership status in the market.

In terms of hotel operation, the Group plans to upgrade in phases the facilities, interior and exterior decoration of hotel properties of those existing Landmark Hotels and Luxury Hotels of the Group which have been in operation for decades. With regard to budget inns, the Group plans to expand the number of outlets and their coverage in Mainland China through direct operations and franchise contracts.

In terms of hotel management, the Group will enhance its management quality through reinforcing brand strategies and standardizing its personnel recruitment procedures.

FUTURE BUSINESS OUTLOOK

The Company will strive to secure more management contracts and franchise contracts. Besides, the Company will continue to increase the number of hotel rooms through expansion of the Jin Jiang Inn network and acquisition and merger of existing hotel properties in the market.

After the initial public offer, the Group obtained a major source of funds. The capital expenditure for major projects is elaborated in the section 'Project under development, Acquisition and Redeployment of Assets'.

The Company will focus on enhancing its core competitive strengths by upgrading its service. A frequent patron programme will be launched in 2007 to consolidate and expand the pool of loyal customers.

As more and more hotels have been opened in recent years, the hotel industry is becoming more competitive. Moreover, the tourism industry has also been subject to the outbreak of epidemic diseases in China and other parts of the world in recent years, such as SARS, mad cow disease and bird flu. However, the upcoming of 2008 Beijing Olympic Games and 2010 Shanghai World Exposition will create more business opportunities for PRC tourism. With the strategies adopted by the Group and its brand, the Group is confident that it will maintain its leading position in the PRC.

CORPORATE GOVERNANCE

The Board has reviewed its "Company Operation and Corporate Governance Guidelines" and is of the view that such document has incorporated most of the principles and all of the code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company confirms that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2006 after the Listing, in compliance with the code provisions of the "Code on Corporate Governance Practices".

AUDIT COMMITTEE

The audit committee members are appointed by the Board. The audit committee of the Company is comprised of three independent non-executive Directors, Mr. Xia Dawei, Mr. Yang Menghua and Mr. Sun Dajian and one of them fulfills the requirement under Rule 3.21 of the Listing Rules in respect of having the appropriate accounting or related financial management expertise. The Chairman of the audit committee is Mr. Xia Dawei and the secretary to the audit committee is Dr. Yuen Chin Yau, our Joint Company Secretary.

As the Company was listed on the Stock Exchange in December 2006, no audit committee meeting was held during year 2006. The first audit committee meeting was held on 16 April 2007 and financial statments of the Group for the year 2006 were reviewed at such meeting.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2006, neither the Company nor any of its subsidiaries had purchased, redeemed or sold any of its listed securities.

SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as the Code for Securities Transactions by Directors and Supervisors of the Company (the "Securities Dealing Code"). The Company has made specific enquiries with all directors and supervisors who have confirmed compliance with the required standard set out in the Securities Dealing Code during the year ended 31 December 2006 after the Listing.

REGISTER OF MEMBERS

The register of members will be closed from Wednesday, 16 May 2007 to Thursday, 14 June 2007, both dates inclusive. To qualify for the proposed final dividend, all share transfer documents must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Registrars Limited of 46/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 15 May 2007.

By order of the board of directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China

20 April 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.

B10

SOUTH CHINA MORNING POST 23 APR 2007

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Amendments to the Articles of Association

The Board is pleased to announce that a meeting of the Board was held on 20 April 2007, to approve, among other things, the Articles, which have been amended in accordance with the actual issuance of shares after the public offering.

The Board is pleased to announce that a meeting of the Board was held on 20 April 2007, to approve, among other things, the Articles, which have been amended in accordance with the actual issuance of shares after the public offering.

In accordance with the resolutions passed at the first extraordinary shareholders' general meeting in year 2006 held by the Company on 8 April 2006, as referred to on pages 1 and 2 of Appendix VIII to the prospectus issued by the Company on 30 November 2006, the Board was authorized by the shareholders' general meeting of the Company to supplement and amend the part in the Articles regarding share capital of the Company according to the actual issuance of shares after the public offering of the Company. Therefore, it is not necessary for the Company to hold a shareholders' general meeting for the said amendment to the Articles.

The amendments to the Articles are set out as follows:

1. The original Article 3.5: As approved by the company examination and approval department authorized by the State Council, upon the exercise in full of the 15% over-allotment option, the total number of ordinary shares issuable by the Company is 4,565,000,000 shares, of which, 3,300,000,000 shares were issued by the Company to the promoters at the time of its establishment, representing 72.29% of the total number of ordinary shares issuable by the Company. After its establishment, the Company may issue not less than 1,100,000,000 shares, but not more than 1,265,000,000 shares (including the 15% over-allotment option), all of which are overseas listed foreign shares (H shares), representing not less than 25%, but not more than 27.71% of the total number of ordinary shares issuable by the Company.

   The revised Article 3.5: As approved by the company examination and approval department authorized by the State Council, the total number of ordinary shares issued by the Company is 4,565,000,000 shares, of which 3,300,000,000 shares were issued by the Company to the promoters at the time of its establishment, representing 72.29% of the total number of ordinary shares issued by the Company. The number of ordinary shares issued by the Company after its establishment was 1,265,000,000 shares, all of which are overseas listed foreign shares (H shares), representing 27.71% of the total number of ordinary shares issued by the Company.

2. The original clause 3 of Article 3.6: The Company will issue not more than 1,265,000,000 new shares (including the 165,000,000 shares under the over-allotment) under its initial public offering. *Jin Jiang International Holdings Company Limited* and *Shanghai Huating Group Company Limited*, the state-owned shareholders of the Company, will allocate to the National Council for Social Security Fund state-owned shares calculated based on 10% of the actual number of new shares to be issued, which is not more than 126,500,000 state-owned shares and such shares will be converted into overseas listed foreign shares at the time of issuance of new shares.

   The revised clause 3 of Article 3.6: The Company issued under its initial public offering 1,265,000,000 new shares. *Jin Jiang International Holdings Company Limited* and *Shanghai Jin Jiang International Investment Management Co., Ltd. (formerly known as Shanghai Huating Group Company Limited)*, the state-owned shareholders of the Company, allocated to the National Council for Social Security Fund state-owned shares of 126,500,000 shares, which is calculated based on 10% of the actual number of shares issued under this issuance of new shares and such shares have been converted into overseas listed foreign shares at the time of this issuance of new shares.

3. The original clause 4 of Article 3.6: In case of the exercise in full of the over-allotment option, after the initial public offering of overseas listed foreign shares by the Company and reduction in holding of the state-owned shares, and the listing on the Main Board of The Stock Exchange of Hong Kong Limited, the share capital structure of the Company will be: 4,565,000,000 ordinary shares, of which 3,173,500,000 shares are domestic shares and are all promoters' shares; 1,391,500,000 overseas listed foreign shares (including 126,500,000 shares held by the National Council for Social Security Fund).

The revised clause 4 of Article 3.6: After the initial public offering of overseas listed foreign shares by the Company and reduction in the holding of state-owned shares, and the listing on the Main Board of The Stock Exchange of Hong Kong Limited, the share capital structure of the Company is: 4,565,000,000 ordinary shares, of which 3,173,500,000 shares are domestic shares and are all promoters' shares; 1,391,500,000 overseas listed foreign shares (including 126,500,000 shares held by the National Council for Social Security Fund).

4. Deletion of the original clause 5 of Article 3.6: in case the over-allotment option is not exercised, after the initial public offering of overseas listed foreign shares by the Company and the reduction in holding of state-owned shares, and the listing on the Main Board of The Stock Exchange of Hong Kong Limited, the share capital structure of the Company is: 4,400,000,000 ordinary shares, of which, 3,190,000,000 shares are domestic shares and are all promoters' shares; 1,210,000,000 overseas listed foreign shares (including 110,000,000 shares held by the National Council for Social Security Fund).

5. The original Article 3.9: After completion of the issuance of overseas listed foreign shares as mentioned in Article 3.6, the registered capital of the Company shall be increased to RMB4,400,000,000, in case of the exercise in full of the over-allotment option, the registered capital of the Company will be increased to RMB4,565,000,000.

   The revised Article 3.9: The registered capital of the Company is RMB4,565,000,000.

6. "Shanghai Huating Group Company Limited" in the previous Articles shall be changed to "Shanghai Jin Jiang International Investment Management Company Limited (formerly known as "Shanghai Huating Group Company Limited")".

The Company has received confirmation from its legal advisers that the Articles, as amended, comply with the applicable provisions under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the PRC Company Law, the Mandatory Provisions and other related PRC laws, rules and regulations.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Articles"	the articles of association of the Company
"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock limited company established in the PRC, of which 1,391,500,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company

By order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China

23 April 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END